November 27, 2024

Gal Krubiner
Chief Executive Officer
Pagaya Technologies Ltd.
90 Park Ave, 20th Floor
New York, NY 10016

       Re: Pagaya Technologies Ltd.
           Registration Statement on Form F-3
           Filed November 21, 2024
           File No. 333-283393
Dear Gal Krubiner:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Byron B. Rooney, Esq.